Exhibit 99.1

510 Burrard St, 3rd Floor
Date: June 28, 2013	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BURCON NUTRASCIENCE CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	July 25, 2013
Record Date for Voting (if applicable) :	July 25, 2013
Beneficial Ownership Determination Date :	July 25, 2013
Meeting Date :	September 11, 2013
Morris J. Wosk Centre for Dialogue
Meeting Location (if available) :	580 West Hastings Street
Vancouver, BC
V6B 1L6
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	120831102	CA1208311029

Sincerely,

Computershare
Agent for BURCON NUTRASCIENCE CORPORATION